Talisman Announces Completion of the Acquisition by Repsol

CALGARY, Alberta, May 8, 2015 - Talisman Energy Inc. (TSX: TLM) (NYSE: TLM) announces that the acquisition of Talisman by Repsol S.A. by way of an arrangement under the Canada Business Corporations Act has been completed.

Under the arrangement, a wholly-owned subsidiary of Repsol has acquired all of the outstanding common shares of Talisman at a price of US $8.00 per share and all of the outstanding preferred shares of Talisman at a price of CDN $25.1093 (representing CDN $25.00 plus accrued and unpaid dividends) per share.

With the completion of the arrangement, the common shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange, and the preferred shares will be delisted from the Toronto Stock Exchange.

For further information, please contact:

Media and General Inquiries
Brent Anderson
Manager, Corporate Communications
403-237-1912
tlm@talisman-energy.com

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